SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _______________________
                                   SCHEDULE TO
                                 (RULE 13(E)(1)

       TENDER OFFER STATEMENT UNDER SECTION 14(D)1 OR SECTION 13(E) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                            (Name of Subject Company)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)
                            ________________________

                                  PETER SUNDMAN
                              CHAIRMAN OF THE BOARD
                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 THIRD AVENUE
                             NEW YORK, NY 10158-0180
                            TELEPHONE: (877) 461-1899
      (Name, Address and Telephone Numbers of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                  COPIES TO:
        ARTHUR C. DELIBERT, ESQ.                   LAWRENCE LEDERMAN, ESQ.
       KIRKPATRICK & LOCKHART LLP            MILBANK, TWEED, HADLEY & MCCLOY LLP
     1800 MASSACHUSETTS AVENUE, NW                ONE CHASE MANHATTAN PLAZA
          WASHINGTON, DC 20036                        NEW YORK, NY 10005
       TELEPHONE: (202) 778-9042                  TELEPHONE: (212) 530-5000

                           CALULATION OF FILING FEE
         Transaction Valuation                       Amount of Filing Fee

             Not Applicable                             Not Applicable
             --------------                             --------------

* Set forth the amount on which the filing fee is calculated and state how it was determined

/ / Check the box if any part of the fee is offset as provided by Rule0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filings.

Amount Previously Paid:  Not Applicable
Form or Registration No: Not Applicable
Filing Party:  Not Applicable
Date Filed:  Not Applicable

* Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1

/ / issuer tender offer subject to Rule 13e-4

/ / going-private transaction subject to Rule 13e-3

/ / amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Following is the Schedule 14D-9 submission filed with the Securities and Exchange Commission on September 23, 2004 by the Registrant.

                        *          *          *

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                            (Name of Subject Company)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)
                            ------------------------

                                PETER E. SUNDMAN
                              CHAIRMAN OF THE BOARD
                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 THIRD AVENUE
                             NEW YORK, NY 10158-0180
                            TELEPHONE: (877) 628-2583
      (Name, Address and Telephone Numbers of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                   COPIES TO:
        ARTHUR C. DELIBERT, ESQ.                 LAWRENCE LEDERMAN, ESQ.
       KIRKPATRICK & LOCKHART LLP          MILBANK, TWEED, HADLEY & MCCLOY LLP
     1800 MASSACHUSETTS AVENUE, NW              ONE CHASE MANHATTAN PLAZA
          WASHINGTON, DC 20036                     NEW YORK, NY 10005
       TELEPHONE: (202) 778-9042                TELEPHONE: (212) 530-5732

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.   SUBJECT COMPANY INFORMATION.

      (a) NAME AND ADDRESS. The name of the subject company is Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation (the "FUND"). The address of its principal executive offices is 605 Third Avenue, New York, NY 10158-0180 and the telephone number is (877) 461-1899.

      (b) SECURITIES. The title of the class of equity securities to which this statement relates is the common stock, par value $.0001, of the Fund (the "COMMON STOCK"). As of September 23, 2004, 4,718,518 shares of Common Stock were issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) NAME AND ADDRESS. The name, business address and business telephone of the Fund, which is the person filing this statement, are set forth in ITEM 1(a) above, which information is incorporated herein by reference.

      (b) TENDER OFFER. This Schedule 14D-9 relates to the tender offer by the Lola Brown Trust No. 1B, an irrevocable grantor trust domiciled and administered in South Dakota (the "LOLA TRUST"), and the Ernest Horejsi Trust No. 1B, an irrevocable grantor trust domiciled and administered in South Dakota (together with the Lola Trust, the "TRUSTS") disclosed in a Tender Offer Statement on Schedule TO ("SCHEDULE TO") dated September 10, 2004, offering to purchase up to 1,825,000 issued and outstanding shares of Common Stock at a price of $19.89 per share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "OFFER TO PURCHASE") dated September 10, 2004, and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "OFFER").

      According to the Offer to Purchase filed by the Trusts as Exhibit (A)(1) to the Schedule TO, the business address of the Trusts is: c/o Badlands Trust Company, P.O. Box 801 (614 Broadway), Yankton, SD 57078, and the business telephone number of the Trusts is (605) 665-9401.

ITEM 3.    PAST CONTRACT, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Except as described in this Schedule 14D-9 or in the excerpts from the Fund's Definitive Proxy Statement dated January 12, 2004 (the "2004 PROXY STATEMENT") filed as EXHIBIT (e)(1) to this Schedule 14D-9, there are no agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Fund or its affiliates and (i) the Fund or its executive officers, directors or affiliates or (b) the Trusts or their respective executive officers, directors or affiliates. The excerpts filed as EXHIBIT
(e)(1) to this Schedule 14D-9 are incorporated herein by this reference, and include the information on the following pages and with the following headings from the 2004 Proxy Statement:

      o    PAGE 23 - "Compensation of Directors"

      AGREEMENTS BETWEEN THE FUND AND NEUBERGER BERMAN MANAGEMENT INC.

      Neuberger Berman Management Inc. ("NB MANAGEMENT") acts as the Fund's investment manager. There are the following agreements between the Fund and NB
Management:

      o MANAGEMENT AGREEMENT: Dated November 3, 2003, the Management Agreement generally provides that NB Management shall act as the investment adviser to the Fund and, as such, shall (i) obtain and evaluate such information relating to the economy, industries, businesses, securities markets and securities as it may deem necessary or useful in discharging its responsibilities thereunder,
           (ii) formulate a continuing program for the investment of the assets of the Fund in a manner consistent with its investment objectives, policies and restrictions, and (iii) determine from time to time securities to be purchased, sold, retained or lent by the Fund, and implement those decisions, including the selection of entities with or through which such purchases, sales or loans are to be effected. As compensation for all services rendered pursuant to the Management Agreement, the Fund pays NB Management an annual fee of 0.60% per annum, which fee has been reduced for a specified number of years pursuant to a contractual fee waiver discussed further below. The Management Agreement provides that it will remain in effect until October 31, 2005, and will remain in effect from year to year thereafter if approved annually by (i) the vote of the holders of a majority of the outstanding voting securities of the Fund, or by the Board, and also by (ii) the vote, cast in person at a meeting called for such purpose, of a majority of the Independent Fund Directors (as defined in ITEM 4(a) below). Pursuant to the terms of the Management Agreement, the Fund has agreed to indemnify NB Management against expenses incurred investigating or defending against claims for losses or liabilities resulting from any error of judgment or mistake of law or any loss to the Fund in connection with any matter to which the Management Agreement relates unless due to NB Management's willful misfeasance, bad faith, negligence or disregard of its duties under the Management Agreement. This summary description of the Management Agreement does not purport to be complete and is qualified in its entirety by reference to the Management Agreement, which is filed as EXHIBIT (e)(2) hereto and incorporated herein by reference.

      o ADMINISTRATION AGREEMENT: Dated November 3, 2003, the Administration Agreement generally provides that NB Management shall supervise the business and affairs of the Fund and shall provide such services required for effective administration of the Fund as are not provided by employees or other agents engaged by the Fund. As compensation for all services rendered pursuant to the Administration Agreement, the Fund pays NB Management an annual fee of 0.25% per annum plus certain out-of-pocket expenses. The term of this Agreement shall remain in effect through October 31, 2005, and will remain in effect from year to year thereafter if approved annually by (i) the vote of the holders of a majority of the outstanding voting securities of the Fund, or by the Board, and also by (ii) the vote, cast in person at a meeting called for such purpose, of a majority of the Independent Fund Directors. Pursuant to the terms of the Administration Agreement, the Fund has agreed to indemnify NB Management against expenses incurred investigating or defending against claims for losses or liabilities resulting from any error of judgment or mistake of law or any loss to the Fund in connection with any matter to which the Administration Agreement relates unless due to NB Management's willful misfeasance, bad faith, negligence or disregard of its duties under the Administration Agreement. This summary description of the Administration Agreement does not purport to be complete and is qualified in its entirety by reference to the Administration Agreement, which is filed as EXHIBIT (e)(3) hereto and incorporated herein by reference.

      o SUB-ADVISORY AGREEMENT: Dated November 3, 2003, the Sub-Advisory Agreement provides that on behalf of the Fund, NB Management shall retain Neuberger Berman, LLC ("NB LLC") to serve as the sub-advisor to the Fund. The Sub-Advisory Agreement provides that NB LLC furnishes to NB Management, upon reasonable request, the same type of investment recommendations and research that NB LLC, from time to time, provides to its employees for use in managing client accounts. NB Management pays for the services rendered by NB LLC based on the direct and indirect costs to NB LLC in connection with those services. The Sub-Advisory Agreement provides that it will remain in effect until October 31, 2005, and then will remain in effect from year to year thereafter if approved annually by (i) the vote of the holders of a majority of the outstanding voting securities of the Fund, or by the directors, and also by (ii) the vote, cast in person at a meeting called for such purpose, of a majority of the Independent Fund Directors. Pursuant to the terms of the Sub-Advisory Agreement, NB LLC is not liable for any act or omission or any loss suffered by the Fund or its stockholders under the Sub-Advisory Agreement unless due to willful misfeasance, bad faith, gross negligence or reckless disregard of its duties under the Sub-Advisory Agreement. This summary description of the Sub-Advisory Agreement does not purport to be complete and is qualified in its entirety by reference to the Sub-Advisory Agreement, which is filed as Exhibit
           (e)(4) hereto and incorporated herein by reference.

      o FEE WAIVER AGREEMENT: Dated November 25, 2002, NB Management has entered into a contractual fee waiver arrangement with the Fund to waive a portion of the Fund's 0.6% annual management fee for a specified number of years. Currently, the contractual fee waiver agreement provides for an annual management fee of 0.2%. The contractual fee waiver arrangement between the Fund and NB Management will be renewed and will continue in accordance with their terms of the Fee Waiver Agreement. This summary description of the Fee Waiver Agreement does not purport to be complete and is qualified in its entirety by reference to the Sub-Advisory Agreement, which is filed as EXHIBIT (e)(5) hereto and incorporated herein by reference. On September 22, 2004, NB Management agreed, at the request of the Board, to voluntarily waive all fees under the Management Agreement and Administration Agreement for an indefinite period. Because of waivers established when the Fund was new, the Fund has been paying management and administration fees at an annual rate of 0.45% of its managed assets.

      CASH CONSIDERATION PAYABLE PURSUANT TO THE OFFER. As of September 22, 2004, the directors and executive officers of the Fund do not beneficially own any shares of Common Stock. As discussed below in ITEM 4(c), to the best knowledge of the Fund, none of the Fund's executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

      (a)  SOLICITATION/RECOMMENDATION.

      The Board of Directors of the Fund (the "BOARD"), at a meeting held on September 14, 2004, formed a committee of independent directors (the "SPECIAL COMMITTEE"), comprised of John Cannon, Faith Colish, Walter G. Ehlers and Barry Hirsch. The Board charged the members of the Special Committee with evaluating and assessing the terms of the Offer in consultation with the regular legal counsel to the independent Fund directors of the Board (collectively, the "INDEPENDENT FUND DIRECTORS") and special takeover and Maryland counsel (collectively, the "LEGAL ADVISORS"). The Special Committee also was authorized to obtain all relevant and material facts and information, to direct the activities of such Legal Advisors, to pursue such due diligence as the Special Committee deemed necessary, and to make a final recommendation to the full Board regarding the Offer.

      As described below in ITEM 4(b), the Special Committee met several times with the Legal Advisors. The Special Committee also met with representatives of the Trusts and NB Management.

      After careful consideration, including a thorough review of the terms and conditions of the Offer with the Board's Legal Advisors, the Special Committee and the full Board, on the recommendation of the Special Committee, by the unanimous vote of the directors present, determined at a meeting on September 23, 2004 that the Offer represents a substantial threat to the Fund and its stockholders and that the unsolicited, partial and hostile nature of the Offer, and the plans announced for the Fund by the Trusts were designed to coerce stockholders of the Fund to tender shares into the Offer on disadvantageous terms. Therefore, the Special Committee determined that the Offer was not in the best interests of the stockholders and unanimously recommended to the Board that the full Board, in turn, recommend that the Fund's stockholders reject the Offer and not tender their shares to the Trusts for purchase.

      ACCORDINGLY, THE BOARD, BY THE UNANIMOUS VOTE OF THE DIRECTORS PRESENT, RECOMMENDS THAT THE FUND STOCKHOLDERS REJECT THE OFFER AND NOT TENDER SHARES FOR PURCHASE PURSUANT TO THE OFFER.

      The press release communicating the recommendation of the Board is filed as EXHIBIT (a)(1) hereto and is incorporated herein by this reference.

      (b)  BACKGROUND OF THE OFFER; REASONS FOR RECOMMENDATION.

           BACKGROUND

           On September 2, 2004, the Trusts filed a Schedule 13D first announcing their acquisition of 10.05% of the shares of Common Stock and their intent to purchase as much as 50% of the Common Stock.

           On September 10, 2004, the Fund received a letter from Stewart Horejsi, on behalf of the Trusts, announcing their intention to commence the Offer as well as their desire to meet with the Board to discuss their plans. On September 10, 2004, the Trusts commenced the Offer and filed with the Securities and Exchange Commission (the "SEC") the Schedule TO, which included the Offer to Purchase and related Letter of Transmittal.

           As noted in SECTION 4(a) above, the Board, at a meeting held on September 14, 2004, formed the Special Committee and charged such committee with evaluating and assessing the terms of the Offer, in consultation with the Legal Advisors.

           On September 14, 2004, counsel for the Independent Fund Directors responded to Mr. Horejsi's earlier letter and requested, in advance of a proposed meeting between the Special Committee and the Trusts, the type of information that the Board annually requests when evaluating the Fund's investment advisor. A copy of this letter is filed as EXHIBIT (a)(2) hereto and is incorporated herein by this reference. On September 16, 2004, the Trusts responded to counsel's letter dated September 14, 2004, in which the Trusts provided only a small portion of the previously requested information. A copy of this letter is filed as EXHIBIT (a)(3) hereto and is incorporated herein by this reference

           On September 20, 2004, the Special Committee held meetings which the Legal Advisors attended. The Special Committee then listened to a presentation from Mr. Horejsi on behalf of the Trusts and asked questions. Thereafter, representatives of NB Management made a presentation to the Special Committee and responded to questions. The Special Committee then discussed, evaluated and assessed the terms of the Offer, including information provided by Mr. Horejsi and NB Management, with the Legal Advisors.

           On September 21, 2004, the Special Committee reported back to the Independent Fund Directors regarding the Special Committee's September 20th meeting and its proposed recommendation to the Board in response to the Offer. Thereafter, the Independent Fund Directors discussed, evaluated and assessed the terms of the Offer. Later, the remaining directors joined the meeting and were briefed by the Special Committee and the Independent Fund Directors as to earlier discussions and proposed actions.

           On September 22, 2004, NB Management agreed, at the request of the Board, to voluntarily waive all fees under the Management and Administration Agreements for an indefinite period. Because of waivers established when the Fund was new, the Fund has been paying management and administration fees at an annual rate of 0.45% of its managed assets.

           After careful consideration, including consultation with the Legal Advisors, on September 23, 2004, the Special Committee unanimously concluded that the Offer represented a substantial threat to the Fund and its stockholders and that the unsolicited, partial and hostile nature of the Offer, and the plans announced for the Fund by the Trusts, were designed to coerce stockholders of the Fund to tender shares into the Offer on disadvantageous terms. Therefore, the Special Committee determined that the Offer was not in the best interests of the stockholders and unanimously recommended to the Board that the full Board recommend that the Fund's stockholders reject the Offer and not tender their shares to the Trusts for purchase. Following receipt of such recommendation, the full Board concurred with the Special Committee and also made the same determination as the Special Committee regarding the Offer. Therefore, the Board determined that the Offer was not in the best interests of the stockholders and, by the unanimous vote of the directors present, recommended that the Fund's stockholders reject the Offer and not tender their shares to the Trusts pursuant to the Offer.

           At this meeting, in light of the foregoing and based upon prior discussions and presentations by the Legal Advisors as well as the recommendation of the Special Committee, the Board then determined to do the following:

           o Approve a Common Stock Purchase Agreement (the "STOCK PURCHASE AGREEMENT") with NB LLC, pursuant to which 139,535 shares of Common Stock will be issued to NB LLC for $21.50 per share and for the aggregate consideration of $3,000,002.50, as described in Item 7(a) below.

           o Adopt resolutions, to be effective immediately after the issuance of shares to NB LLC pursuant to the Stock Purchase Agreement, electing the Fund to be subject to both the Maryland Control Share Acquisition Act (the "CONTROL SHARE ACT") as well as the Maryland Business Combination Act (the "BUSINESS COMBINATION ACT"), as described in Item 7(b) below.

           o Authorize the Fund to promptly commence a self tender offer for 943,704 shares of Common Stock at a price of $20.00 per share, as described in Item 7(a) below.

           o Adopt a stockholder rights agreement (the "RIGHTS AGREEMENT") between the Fund and Bank of New York as Rights Agent, and in connection therewith authorized and declared a dividend of rights thereunder, as described in Item 8 below.

           o Authorize the commencement of a lawsuit against the Trusts, as described in Item 8 below.


           REASONS FOR THE RECOMMENDATION OF THE BOARD; FAIRNESS OF THE OFFER

           In reaching the conclusions and in making the recommendation described above, the Board and the Special Committee consulted with the Legal Advisors and Fund management, and took into account numerous factors, including but not limited to the following:

           o The fact that the Fund was recently formed in September 2002 to invest in real estate investment trusts and other real estate companies under the management of NB Management and the belief that the current stockholders of the Fund (other than the Trusts) invested in the Fund based in part on those facts.

           o The belief that the current investors in the Fund acquired their interest in the Fund because of its limited investment focus and any change could adversely affect stockholders' individual asset allocation plans. Furthermore, the fact that the Fund is an income fund and stockholders have consistently received distributions from the Fund.

           o The fact that the Trusts propose to change the Fund's investment strategy from a REIT sector fund to what could be a "blind pool" as well as replace the current Independent Fund Directors with handpicked candidates of the Trusts

           o The fact that since the Fund began operations on November 30, 2002, the Fund managed by NB Management has outperformed the funds managed by the investment advisors proposed by the Trusts. as well as market indices.(1)

           o Since November 30, 2002, based on the average annual market return, the Fund has posted a 25.13% return, while the funds managed by the investment advisors proposed by the Trusts have posted a 16.07% and 19.33% return. The Fund has significantly out-performed the S&P 500 index, nearly doubling the average annual market percentage return. The Fund has significantly out-performed the Lipper Closed-End Sector Equity Average, averaging approximately a 16% greater average annual return.

-------------
(1) The foregoing performance calculations were based upon the average annual return, based on the market price, from November 30, 2002 (the inception of the Fund) to September 17, 2004 (including reinvestment of dividends) for each of the Fund; the S&P 500 Index, the Lipper Closed-End Sector Equity Average, the Boulder Growth & Income Fund; and Boulder Total Return Fund.

           o The belief that the Trusts' proposed investment advisors do not have the same level of professional experience and investment resources as NB Management.

           o The belief that the changes to the Fund proposed by the Trusts if they gain control of the Fund would lead to substantially increased costs and may subject Fund stockholders to taxation whether or not they tender some or all of their shares to the Trusts. The Trusts' proposal to replace NB Management would significantly increase the Fund's current advisory fees, from 0.2% to perhaps as high as 1.25% of net assets. The Fund's restructuring to accommodate the Trusts' proposal to change the Fund's investment policies and objectives would, the Board believes, subject the Fund and its stockholders to taxation and other unnecessary costs, which could be substantial.

           o The fact that the Offer is for less than the net asset value of the Fund and was made without any premium based on the market price on the day before the Offer was commenced.

           o The fact that the market for the Fund's Common Stock may become substantially less liquid if the Trusts own 50% of the Common Stock.

           o The belief that, based on the foregoing, the Offer is coercive because it is not for all the outstanding shares of Common Stock, but instead is only for a controlling block. Such partial tender offers for control are coercive because they create an economic incentive to tender so that a stockholder will not be left as a minority stockholder in a controlled company holding an investment that may be worth less than before the consummation of the offer. The Offer, if over-subscribed and successful, would leave all stockholders at least partially invested in the Fund, which could then have all of the detrimental characteristics described above. The Offer allows the Trusts to obtain control of the Fund without allowing stockholders that desire to dispose of their entire investment in the Fund the ability to sell their entire investment.

           o The belief that the Offer is also coercive because stockholders who do not tender in the Offer are threatened with a radical change in the Fund's investment policies and objectives and with potentially substantially increased fees and unplanned capital gains.

           o The fact that owning 50% of the outstanding Common Stock will allow the Trusts to control the Fund in a matter of time. As the controlling stockholders, the Trusts could take action without the consent of any minority stockholder that the minority stockholders might view as against their interests. For example, the Trusts could cause the Fund to undertake a rights offering in which any stockholder that did not participate by purchasing additional shares in such offering would suffer economic dilution as a result. While the Offer does not propose such action for the Fund if the Trusts were to gain control, the Board believes that the past actions of the Trusts suggest that a rights offering is a real possibility. For instance, in 2003, Boulder Total Return Fund (formerly Flaherty & Crumrine Preferred Income Management Fund before being taken over by Mr. Horejsi in 1999) made a one-for-three rights offering aimed at expanding the assets under Horejsi's management. For shareholders who did not participate in that rights offering, there was a significant dilution of their holdings and one month following the announcement, when the fund completed the offering, the fund's trading discount had widened to 22.6% to its net asset value.

           o The fact that the Fund has entered into an agreement to hedge its interest rate exposure, which agreement may be terminated in the event of certain change in control events, including the actions proposed by the Trusts if their Offer is successful. If the agreement terminates, the Fund would lose the benefit of the interest rate hedge and could be responsible for substantial termination costs.

           CONSIDERATIONS OF THE BOARD

           The foregoing discussion of the information and factors considered by the Board and the Special Committee is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board and the Special Committee in reaching their respective conclusions and recommendations. The members of the Board and the Special Committee evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Fund and based upon the advice of the Legal Advisors. In light of the number and variety of factors that the Board and the Special Committee considered, the members of the Board and the Special Committee did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board and Special Committee was made after considering the totality of the information and factors involved. In addition, individual members of the Board or the Special Committee may have given different weight to different factors.

           RECOMMENDATION OF THE BOARD

           In light of the factors described above, the Board and the Special Committee each has separately determined that the Offer is not in the best interests of the Fund stockholders. THEREFORE, THE BOARD, BY THE UNANIMOUS VOTE OF THOSE PRESENT, RECOMMENDS THAT THE STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES TO THE TRUSTS FOR PURCHASE PURSUANT TO THE OFFER.

      (c)  INTENT TO TENDER

      To the best knowledge of the Fund, none of the Fund's executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock, if any, held of record or beneficially by such person for purchase pursuant to the Offer.

ITEM 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      The Fund has engaged Georgeson Shareholder Communications Inc. ("GEORGESON") to assist it in connection with the Fund's communications with its stockholders with respect to the Offer. The Fund has agreed to pay customary compensation to Georgeson for such services. In addition, the Fund has agreed to reimburse Georgeson for its reasonable out-of-pocket expenses and to indemnify them and certain related persons against certain liabilities relating to or arising out of the engagement.

      Except as set forth above, neither the Fund nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Fund on its behalf with respect to the Offer.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Except as described in ITEM 7(a), during the past 60 days, no transactions with respect to the Common Stock have been effected by the Fund or, to the Fund's best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) Except as disclosed herein, the Fund has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Fund's securities by the Fund, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Fund or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Fund or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund. However, the Fund reserves the right to develop and evaluate alternatives to the Offer. Accordingly, the Fund may undertake or engage in negotiations and actions which relate to the foregoing. There can be no assurance that the foregoing will result in a transaction being recommended, or if recommended, will be authorized or consummated. Disclosure of the parties to, or terms of, any proposed transactions might jeopardize the initiation or continuation of such negotiations, if any. Accordingly, the Fund will not disclose the possible terms of any such proposal or transactions unless and until an agreement relating thereto has been reached.

           STOCK PURCHASE AGREEMENT

           As discussed in ITEM 4(b) above, the Fund entered into the Stock Purchase Agreement with NB LLC pursuant to which 139,535 shares of Common Stock were issued in a private placement to NB LLC for $21.50 per share and for the aggregate consideration of $3,000,002.50. Pursuant to the Stock Purchase Agreement, NB LLC has the right to demand registration for resale of this Common Stock upon customary terms.

           This summary description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed as an EXHIBIT (a)(4) hereto, and incorporated herein by reference.

           SELF TENDER OFFER

           As discussed in Item 4(b) above, at its meeting of September 23, 2004, the Board, upon the recommendation of the Special Committee, determined to promptly commence a self tender offer for 943,704 shares of Common Stock at a price of $20.00 per share. Because the Board believes the Offer to be coercive in nature, the Board has determined that the Fund will commence as soon as possible a tender offer for up to 20% of the outstanding shares of Common Stock. The Fund's self tender offer is designed to provide liquidity to the Fund's stockholders, if required, without requiring them to tender into the coercive Offer.

           The Board will recommend that stockholders not tender into the Fund's self tender offer or the Offer. HOWEVER, IF A STOCKHOLDER IS INCLINED TO TENDER INTO ANY OFFER, THE BOARD URGES STOCKHOLDERS TO TENDER ONLY INTO THE FUND'S SELF TENDER OFFER. The self tender offer will be at a price less than the net asset value per share of the Common Stock and stockholders who do not tender will receive the benefit of the increase in net asset value per share after giving effect to the self tender offer. The Board determined the size of the self tender based upon its belief that most stockholders will not tender their shares and its determination that the size of this self tender offer will not adversely impact the Fund's capital structure (including the outstanding shares of preferred stock).

           The Fund's offer will be made only by way of an offer to purchase and related letter of transmittal and any amendments or supplements. More detailed information pertaining to the Fund's offer will be set forth in appropriate filings to be made with the SEC, if and when made. Stockholders are urged to read any relevant documents that may be filed with the SEC because they will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about the Fund, without charge, at the SEC's internet site (http://www.sec.gov). Copies of any filings containing information about the Fund can also be obtained, without charge, by directing a request to Neuberger Berman Real Estate Income Fund Inc., 605 Third Avenue, New York, NY 10158-0180, (877) 628-2583.

      (b) Except as disclosed herein, there is no transaction, Board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in
ITEM 7(a) immediately above.

           ELECTION TO BE SUBJECT TO THE CONTROL SHARE ACT AND THE BUSINESS COMBINATION ACT

           As discussed in ITEM 4(b) above, at its meeting of September 23, 2004, the Board, upon the recommendation of the Special Committee, elected the Fund to be subject to the Control Share Act as well as the Business Combination Act immediately following the issuance of the shares pursuant to the Stock Purchase Agreement.

           In general, the Control Share Act provides that "control shares" of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by stockholders at a special meeting by a vote of two-thirds of the votes entitled to be cast on the matter (excluding shares owned by the acquiror and by officers or by directors who are employees of the corporation). "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within certain statutorily-defined ranges (one-tenth but less than one-third, one-third but less than a majority, and more than a majority of the voting power).

           In general, the Business Combination Act prohibits an interested stockholder (a stockholder that holds 10% or more of the voting power of the outstanding stock of the corporation) of a Maryland corporation from engaging in a business combination (generally defined to include a merger, consolidation, share exchange, sale of a substantial amount of assets, a transfer of the corporation's securities and similar transactions to or with the interested stockholder or an entity affiliated with the interested stockholder) with the corporation for a period of five years after the most recent date on which the interested stockholder became an interested stockholder.

           Based on publicly available information, immediately following the issuance of the shares pursuant to the Stock Purchase Agreement, no person owned any "control shares" under the Control Share Act or was an "interested person" under the Business Combination Act.

ITEM 8.    ADDITIONAL INFORMATION.

        The information contained in all of the Exhibits referred to in ITEM 9 below is incorporated herein by reference in its entirety.

        ADOPTION OF THE RIGHTS AGREEMENT

      On September 23, 2004, the Board adopted a resolution declaring a dividend of one right (a "RIGHT") for each outstanding share of Common Stock. The dividend is payable on October 7, 2004 (the "RECORD DATE") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Fund three shares of Common Stock at a price equal to the par value of such shares (the "PURCHASE PRICE"). The description and terms of the Rights are set forth in a Rights Agreement.

      Until 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 11% or more of the outstanding shares of Common Stock (an "ACQUIRING PERSON") (such date being called the "DISTRIBUTION DATE"), the Rights will be evidenced, with respect to any of the Common Stock outstanding as of the Record Date, by such Common Stock with a copy of this Summary of Rights deemed attached thereto.

      The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock issued after the Record Date upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("RIGHT CERTIFICATES") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on January 21, 2005 (the "FINAL EXPIRATION DATE"), unless the Rights are earlier redeemed or exchanged by the Fund, in each case, as described below.

      The number of outstanding Rights and the number of shares of Common Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

      Common Stock purchasable upon exercise of the Rights will not be redeemable.

      In the event that any person or group of affiliated or associated persons becomes an Acquiring Person at any time after September 23, 2004, the Rights Agreement provides that proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person in excess of the Rights associated with 11% of the Common Stock outstanding on or prior to the Distribution Date or in excess of the 11% of the Rights outstanding after the Distribution Date (which will thereafter be void), will thereafter have the right to receive (subject to adjustment) upon exercise three shares of Common Stock. At any time after any person or group becomes an Acquiring Person, the Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of three shares of Common Stock per Right (subject to adjustment).

      The Rights Agreement provides that none of the Fund's directors or officers shall be deemed to beneficially own any shares of Common Stock owned by any other director or officer by virtue of such persons acting in their capacities as such, including in connection with the formulation and publication of the Board's recommendation of its position, and actions taken in furtherance thereof, with respect to an acquisition proposal relating to the Fund or a tender or exchange offer for the shares of Common Stock.

      In the event that the Fund is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, three shares of common stock of the acquiring company.

      No fractional shares of Common Stock will be issued.

      At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 11% or more of the outstanding Common Stock, the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "REDEMPTION PRICE"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board in its sole discretion may establish.

      The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, including an amendment to (a) reduce the Redemption Price or (b) increase the Purchase Price, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Fund, including, without limitation, the right to vote or to receive dividends.

      This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit (a)(5) hereto and incorporated herein by reference.

      COMMENCEMENT OF LITIGATION AGAINST THE TRUSTS

      On September 23, 2004, the Fund commenced a lawsuit against the Trusts in the United States Federal Court for the District of Maryland. The complaint, which is filed as Exhibit (a)(6) hereto and incorporated herein by reference, alleges, among other things, that the Offer (including the Offer to Purchase) contains false and misleading statements in violation of the United States tender offer rules.


ITEM 9.    EXHIBITS.

    EXHIBIT NO.                           DOCUMENT
--------------------------------------------------------------------------------
      (a)(1)         Press Release issued by the Fund on September 23, 2004
      (a)(2) Letter dated September 14, 2004 from counsel for the Independent Fund Directors to Mr. Horejsi
      (a)(3)         Letter dated September 16, 2004 from the Trusts to the Fund
      (a)(4) Common Stock Purchase Agreement between the Fund and NB LLC dated September 23, 2004
      (a)(5) Rights Agreement between the Fund and the Rights Agent dated September 23, 2004
      (a)(6)         Copy of Complaint filed September 23, 2004
      (a)(7) Letter dated September 23, 2004 from the Board of Directors of the Fund to Common Stockholders
      (e)(1) Excerpts from the Fund's Definitive Proxy Statement dated January 12, 2004 relating to the 2004 Annual Meeting of Stockholders
      (e)(2) Management Agreement between the Fund and NB Management dated November 3, 2003
      (e)(3) Administration Agreement between the Fund and NB Management dated November 3, 2003
      (e)(4) Sub-Advisory Agreement between the Fund and NB LLC dated November 3, 2003
      (e)(5) Fee Waiver Agreement between the Fund and NB Management dated November 25, 2002 (Incorporated by reference to the Fund's Registration Statement, File Nos. 333-102218 and 811-21200, filed on January 29, 2003)

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.


                             By:/s/ Peter E. Sundman
                                    ------------------------------
                             Name:   Peter E. Sundman
                             Title:  Chairman of the Board

--------------------------------------------------------------------------------

       If you have any questions or need assistance in this matter, please contact our Information Agent:

                           Georgeson (GS) Shareholder

                    Georgeson Shareholder Communications Inc.
                           17 State Street, 10th Floor
                               New York, NY 10004

              Banks and Brokerage Firms please call: (212) 440-9800
                     All Others Call Toll-Free: 877-255-0133

--------------------------------------------------------------------------------

                                  EXHIBIT INDEX


    EXHIBIT NO.                                        DOCUMENT
--------------------------------------------------------------------------------
     (a)(1)          Press Release issued by the Fund on September 23, 2004
     (a)(2) Letter dated September 14, 2004 from counsel for the Independent Fund Directors to Mr. Horejsi
     (a)(3)          Letter dated September 16, 2004 from the Trusts to the Fund
     (a)(4) Common Stock Purchase Agreement between the Fund and NB LLC dated September 23, 2004
     (a)(5) Rights Agreement between the Fund and the Rights Agent dated September 23, 2004
     (a)(6)          Copy of Complaint filed September 23, 2004
     (a)(7) Letter dated September 23, 2004 from the Board of Directors of the Fund to Common Stockholders
     (e)(1) Excerpts from the Fund's Definitive Proxy Statement dated January 12, 2004 relating to the 2004 Annual Meeting of Stockholders
     (e)(2) Management Agreement between the Fund and NB Management dated November 3, 2003
     (e)(3) Administration Agreement between the Fund and NB Management dated November 3, 2003
     (e)(4) Sub-Advisory Agreement between the NB LLC and NB Management dated November 3, 2003
     (e)(5) Fee Waiver Agreement between the Fund and NB Management dated November 25, 2002 (Incorporated by reference to the Fund's Registration Statement, File Nos. 333-102218 and 811-21200, filed on January 29, 2003)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                            (Name of Subject Company)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)
                            ------------------------

                                PETER E. SUNDMAN
                              CHAIRMAN OF THE BOARD
                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 THIRD AVENUE
                             NEW YORK, NY 10158-0180
                            TELEPHONE: (877) 628-2583
      (Name, Address and Telephone Numbers of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                   COPIES TO:
        ARTHUR C. DELIBERT, ESQ.                 LAWRENCE LEDERMAN, ESQ.
       KIRKPATRICK & LOCKHART LLP          MILBANK, TWEED, HADLEY & MCCLOY LLP
     1800 MASSACHUSETTS AVENUE, NW              ONE CHASE MANHATTAN PLAZA
          WASHINGTON, DC 20036                     NEW YORK, NY 10005
       TELEPHONE: (202) 778-9042                TELEPHONE: (212) 530-5732

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.   SUBJECT COMPANY INFORMATION.

      (a) NAME AND ADDRESS. The name of the subject company is Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation (the "FUND"). The address of its principal executive offices is 605 Third Avenue, New York, NY 10158-0180 and the telephone number is (877) 461-1899.

      (b) SECURITIES. The title of the class of equity securities to which this statement relates is the common stock, par value $.0001, of the Fund (the "COMMON STOCK"). As of September 23, 2004, 4,718,518 shares of Common Stock were issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) NAME AND ADDRESS. The name, business address and business telephone of the Fund, which is the person filing this statement, are set forth in ITEM 1(a) above, which information is incorporated herein by reference.

      (b) TENDER OFFER. This Schedule 14D-9 relates to the tender offer by the Lola Brown Trust No. 1B, an irrevocable grantor trust domiciled and administered in South Dakota (the "LOLA TRUST"), and the Ernest Horejsi Trust No. 1B, an irrevocable grantor trust domiciled and administered in South Dakota (together with the Lola Trust, the "TRUSTS") disclosed in a Tender Offer Statement on Schedule TO ("SCHEDULE TO") dated September 10, 2004, offering to purchase up to 1,825,000 issued and outstanding shares of Common Stock at a price of $19.89 per share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "OFFER TO PURCHASE") dated September 10, 2004, and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "OFFER").

      According to the Offer to Purchase filed by the Trusts as Exhibit (A)(1) to the Schedule TO, the business address of the Trusts is: c/o Badlands Trust Company, P.O. Box 801 (614 Broadway), Yankton, SD 57078, and the business telephone number of the Trusts is (605) 665-9401.

ITEM 3.    PAST CONTRACT, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Except as described in this Schedule 14D-9 or in the excerpts from the Fund's Definitive Proxy Statement dated January 12, 2004 (the "2004 PROXY STATEMENT") filed as EXHIBIT (e)(1) to this Schedule 14D-9, there are no agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Fund or its affiliates and (i) the Fund or its executive officers, directors or affiliates or (b) the Trusts or their respective executive officers, directors or affiliates. The excerpts filed as EXHIBIT
(e)(1) to this Schedule 14D-9 are incorporated herein by this reference, and include the information on the following pages and with the following headings from the 2004 Proxy Statement:

      o    PAGE 23 - "Compensation of Directors"

      AGREEMENTS BETWEEN THE FUND AND NEUBERGER BERMAN MANAGEMENT INC.

      Neuberger Berman Management Inc. ("NB MANAGEMENT") acts as the Fund's investment manager. There are the following agreements between the Fund and NB
Management:

      o MANAGEMENT AGREEMENT: Dated November 3, 2003, the Management Agreement generally provides that NB Management shall act as the investment adviser to the Fund and, as such, shall (i) obtain and evaluate such information relating to the economy, industries, businesses, securities markets and securities as it may deem necessary or useful in discharging its responsibilities thereunder,
           (ii) formulate a continuing program for the investment of the assets of the Fund in a manner consistent with its investment objectives, policies and restrictions, and (iii) determine from time to time securities to be purchased, sold, retained or lent by the Fund, and implement those decisions, including the selection of entities with or through which such purchases, sales or loans are to be effected. As compensation for all services rendered pursuant to the Management Agreement, the Fund pays NB Management an annual fee of 0.60% per annum, which fee has been reduced for a specified number of years pursuant to a contractual fee waiver discussed further below. The Management Agreement provides that it will remain in effect until October 31, 2005, and will remain in effect from year to year thereafter if approved annually by (i) the vote of the holders of a majority of the outstanding voting securities of the Fund, or by the Board, and also by (ii) the vote, cast in person at a meeting called for such purpose, of a majority of the Independent Fund Directors (as defined in ITEM 4(a) below). Pursuant to the terms of the Management Agreement, the Fund has agreed to indemnify NB Management against expenses incurred investigating or defending against claims for losses or liabilities resulting from any error of judgment or mistake of law or any loss to the Fund in connection with any matter to which the Management Agreement relates unless due to NB Management's willful misfeasance, bad faith, negligence or disregard of its duties under the Management Agreement. This summary description of the Management Agreement does not purport to be complete and is qualified in its entirety by reference to the Management Agreement, which is filed as EXHIBIT (e)(2) hereto and incorporated herein by reference.

      o ADMINISTRATION AGREEMENT: Dated November 3, 2003, the Administration Agreement generally provides that NB Management shall supervise the business and affairs of the Fund and shall provide such services required for effective administration of the Fund as are not provided by employees or other agents engaged by the Fund. As compensation for all services rendered pursuant to the Administration Agreement, the Fund pays NB Management an annual fee of 0.25% per annum plus certain out-of-pocket expenses. The term of this Agreement shall remain in effect through October 31, 2005, and will remain in effect from year to year thereafter if approved annually by (i) the vote of the holders of a majority of the outstanding voting securities of the Fund, or by the Board, and also by (ii) the vote, cast in person at a meeting called for such purpose, of a majority of the Independent Fund Directors. Pursuant to the terms of the Administration Agreement, the Fund has agreed to indemnify NB Management against expenses incurred investigating or defending against claims for losses or liabilities resulting from any error of judgment or mistake of law or any loss to the Fund in connection with any matter to which the Administration Agreement relates unless due to NB Management's willful misfeasance, bad faith, negligence or disregard of its duties under the Administration Agreement. This summary description of the Administration Agreement does not purport to be complete and is qualified in its entirety by reference to the Administration Agreement, which is filed as EXHIBIT (e)(3) hereto and incorporated herein by reference.

      o SUB-ADVISORY AGREEMENT: Dated November 3, 2003, the Sub-Advisory Agreement provides that on behalf of the Fund, NB Management shall retain Neuberger Berman, LLC ("NB LLC") to serve as the sub-advisor to the Fund. The Sub-Advisory Agreement provides that NB LLC furnishes to NB Management, upon reasonable request, the same type of investment recommendations and research that NB LLC, from time to time, provides to its employees for use in managing client accounts. NB Management pays for the services rendered by NB LLC based on the direct and indirect costs to NB LLC in connection with those services. The Sub-Advisory Agreement provides that it will remain in effect until October 31, 2005, and then will remain in effect from year to year thereafter if approved annually by (i) the vote of the holders of a majority of the outstanding voting securities of the Fund, or by the directors, and also by (ii) the vote, cast in person at a meeting called for such purpose, of a majority of the Independent Fund Directors. Pursuant to the terms of the Sub-Advisory Agreement, NB LLC is not liable for any act or omission or any loss suffered by the Fund or its stockholders under the Sub-Advisory Agreement unless due to willful misfeasance, bad faith, gross negligence or reckless disregard of its duties under the Sub-Advisory Agreement. This summary description of the Sub-Advisory Agreement does not purport to be complete and is qualified in its entirety by reference to the Sub-Advisory Agreement, which is filed as Exhibit
           (e)(4) hereto and incorporated herein by reference.

      o FEE WAIVER AGREEMENT: Dated November 25, 2002, NB Management has entered into a contractual fee waiver arrangement with the Fund to waive a portion of the Fund's 0.6% annual management fee for a specified number of years. Currently, the contractual fee waiver agreement provides for an annual management fee of 0.2%. The contractual fee waiver arrangement between the Fund and NB Management will be renewed and will continue in accordance with their terms of the Fee Waiver Agreement. This summary description of the Fee Waiver Agreement does not purport to be complete and is qualified in its entirety by reference to the Sub-Advisory Agreement, which is filed as EXHIBIT (e)(5) hereto and incorporated herein by reference. On September 22, 2004, NB Management agreed, at the request of the Board, to voluntarily waive all fees under the Management Agreement and Administration Agreement for an indefinite period. Because of waivers established when the Fund was new, the Fund has been paying management and administration fees at an annual rate of 0.45% of its managed assets.

      CASH CONSIDERATION PAYABLE PURSUANT TO THE OFFER. As of September 22, 2004, the directors and executive officers of the Fund do not beneficially own any shares of Common Stock. As discussed below in ITEM 4(c), to the best knowledge of the Fund, none of the Fund's executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

      (a)  SOLICITATION/RECOMMENDATION.

      The Board of Directors of the Fund (the "BOARD"), at a meeting held on September 14, 2004, formed a committee of independent directors (the "SPECIAL COMMITTEE"), comprised of John Cannon, Faith Colish, Walter G. Ehlers and Barry Hirsch. The Board charged the members of the Special Committee with evaluating and assessing the terms of the Offer in consultation with the regular legal counsel to the independent Fund directors of the Board (collectively, the "INDEPENDENT FUND DIRECTORS") and special takeover and Maryland counsel (collectively, the "LEGAL ADVISORS"). The Special Committee also was authorized to obtain all relevant and material facts and information, to direct the activities of such Legal Advisors, to pursue such due diligence as the Special Committee deemed necessary, and to make a final recommendation to the full Board regarding the Offer.

      As described below in ITEM 4(b), the Special Committee met several times with the Legal Advisors. The Special Committee also met with representatives of the Trusts and NB Management.

      After careful consideration, including a thorough review of the terms and conditions of the Offer with the Board's Legal Advisors, the Special Committee and the full Board, on the recommendation of the Special Committee, by the unanimous vote of the directors present, determined at a meeting on September 23, 2004 that the Offer represents a substantial threat to the Fund and its stockholders and that the unsolicited, partial and hostile nature of the Offer, and the plans announced for the Fund by the Trusts were designed to coerce stockholders of the Fund to tender shares into the Offer on disadvantageous terms. Therefore, the Special Committee determined that the Offer was not in the best interests of the stockholders and unanimously recommended to the Board that the full Board, in turn, recommend that the Fund's stockholders reject the Offer and not tender their shares to the Trusts for purchase.

      ACCORDINGLY, THE BOARD, BY THE UNANIMOUS VOTE OF THE DIRECTORS PRESENT, RECOMMENDS THAT THE FUND STOCKHOLDERS REJECT THE OFFER AND NOT TENDER SHARES FOR PURCHASE PURSUANT TO THE OFFER.

      The press release communicating the recommendation of the Board is filed as EXHIBIT (a)(1) hereto and is incorporated herein by this reference.

      (b)  BACKGROUND OF THE OFFER; REASONS FOR RECOMMENDATION.

           BACKGROUND

           On September 2, 2004, the Trusts filed a Schedule 13D first announcing their acquisition of 10.05% of the shares of Common Stock and their intent to purchase as much as 50% of the Common Stock.

           On September 10, 2004, the Fund received a letter from Stewart Horejsi, on behalf of the Trusts, announcing their intention to commence the Offer as well as their desire to meet with the Board to discuss their plans. On September 10, 2004, the Trusts commenced the Offer and filed with the Securities and Exchange Commission (the "SEC") the Schedule TO, which included the Offer to Purchase and related Letter of Transmittal.

           As noted in SECTION 4(a) above, the Board, at a meeting held on September 14, 2004, formed the Special Committee and charged such committee with evaluating and assessing the terms of the Offer, in consultation with the Legal Advisors.

           On September 14, 2004, counsel for the Independent Fund Directors responded to Mr. Horejsi's earlier letter and requested, in advance of a proposed meeting between the Special Committee and the Trusts, the type of information that the Board annually requests when evaluating the Fund's investment advisor. A copy of this letter is filed as EXHIBIT (a)(2) hereto and is incorporated herein by this reference. On September 16, 2004, the Trusts responded to counsel's letter dated September 14, 2004, in which the Trusts provided only a small portion of the previously requested information. A copy of this letter is filed as EXHIBIT (a)(3) hereto and is incorporated herein by this reference

           On September 20, 2004, the Special Committee held meetings which the Legal Advisors attended. The Special Committee then listened to a presentation from Mr. Horejsi on behalf of the Trusts and asked questions. Thereafter, representatives of NB Management made a presentation to the Special Committee and responded to questions. The Special Committee then discussed, evaluated and assessed the terms of the Offer, including information provided by Mr. Horejsi and NB Management, with the Legal Advisors.

           On September 21, 2004, the Special Committee reported back to the Independent Fund Directors regarding the Special Committee's September 20th meeting and its proposed recommendation to the Board in response to the Offer. Thereafter, the Independent Fund Directors discussed, evaluated and assessed the terms of the Offer. Later, the remaining directors joined the meeting and were briefed by the Special Committee and the Independent Fund Directors as to earlier discussions and proposed actions.

           On September 22, 2004, NB Management agreed, at the request of the Board, to voluntarily waive all fees under the Management and Administration Agreements for an indefinite period. Because of waivers established when the Fund was new, the Fund has been paying management and administration fees at an annual rate of 0.45% of its managed assets.

           After careful consideration, including consultation with the Legal Advisors, on September 23, 2004, the Special Committee unanimously concluded that the Offer represented a substantial threat to the Fund and its stockholders and that the unsolicited, partial and hostile nature of the Offer, and the plans announced for the Fund by the Trusts, were designed to coerce stockholders of the Fund to tender shares into the Offer on disadvantageous terms. Therefore, the Special Committee determined that the Offer was not in the best interests of the stockholders and unanimously recommended to the Board that the full Board recommend that the Fund's stockholders reject the Offer and not tender their shares to the Trusts for purchase. Following receipt of such recommendation, the full Board concurred with the Special Committee and also made the same determination as the Special Committee regarding the Offer. Therefore, the Board determined that the Offer was not in the best interests of the stockholders and, by the unanimous vote of the directors present, recommended that the Fund's stockholders reject the Offer and not tender their shares to the Trusts pursuant to the Offer.

           At this meeting, in light of the foregoing and based upon prior discussions and presentations by the Legal Advisors as well as the recommendation of the Special Committee, the Board then determined to do the following:

           o Approve a Common Stock Purchase Agreement (the "STOCK PURCHASE AGREEMENT") with NB LLC, pursuant to which 139,535 shares of Common Stock will be issued to NB LLC for $21.50 per share and for the aggregate consideration of $3,000,002.50, as described in Item 7(a) below.

           o Adopt resolutions, to be effective immediately after the issuance of shares to NB LLC pursuant to the Stock Purchase Agreement, electing the Fund to be subject to both the Maryland Control Share Acquisition Act (the "CONTROL SHARE ACT") as well as the Maryland Business Combination Act (the "BUSINESS COMBINATION ACT"), as described in Item 7(b) below.

           o Authorize the Fund to promptly commence a self tender offer for 943,704 shares of Common Stock at a price of $20.00 per share, as described in Item 7(a) below.

           o Adopt a stockholder rights agreement (the "RIGHTS AGREEMENT") between the Fund and Bank of New York as Rights Agent, and in connection therewith authorized and declared a dividend of rights thereunder, as described in Item 8 below.

           o Authorize the commencement of a lawsuit against the Trusts, as described in Item 8 below.


           REASONS FOR THE RECOMMENDATION OF THE BOARD; FAIRNESS OF THE OFFER

           In reaching the conclusions and in making the recommendation described above, the Board and the Special Committee consulted with the Legal Advisors and Fund management, and took into account numerous factors, including but not limited to the following:

           o The fact that the Fund was recently formed in September 2002 to invest in real estate investment trusts and other real estate companies under the management of NB Management and the belief that the current stockholders of the Fund (other than the Trusts) invested in the Fund based in part on those facts.

           o The belief that the current investors in the Fund acquired their interest in the Fund because of its limited investment focus and any change could adversely affect stockholders' individual asset allocation plans. Furthermore, the fact that the Fund is an income fund and stockholders have consistently received distributions from the Fund.

           o The fact that the Trusts propose to change the Fund's investment strategy from a REIT sector fund to what could be a "blind pool" as well as replace the current Independent Fund Directors with handpicked candidates of the Trusts

           o The fact that since the Fund began operations on November 30, 2002, the Fund managed by NB Management has outperformed the funds managed by the investment advisors proposed by the Trusts. as well as market indices.(1)

           o Since November 30, 2002, based on the average annual market return, the Fund has posted a 25.13% return, while the funds managed by the investment advisors proposed by the Trusts have posted a 16.07% and 19.33% return. The Fund has significantly out-performed the S&P 500 index, nearly doubling the average annual market percentage return. The Fund has significantly out-performed the Lipper Closed-End Sector Equity Average, averaging approximately a 16% greater average annual return.

-------------
(1) The foregoing performance calculations were based upon the average annual return, based on the market price, from November 30, 2002 (the inception of the Fund) to September 17, 2004 (including reinvestment of dividends) for each of the Fund; the S&P 500 Index, the Lipper Closed-End Sector Equity Average, the Boulder Growth & Income Fund; and Boulder Total Return Fund.

           o The belief that the Trusts' proposed investment advisors do not have the same level of professional experience and investment resources as NB Management.

           o The belief that the changes to the Fund proposed by the Trusts if they gain control of the Fund would lead to substantially increased costs and may subject Fund stockholders to taxation whether or not they tender some or all of their shares to the Trusts. The Trusts' proposal to replace NB Management would significantly increase the Fund's current advisory fees, from 0.2% to perhaps as high as 1.25% of net assets. The Fund's restructuring to accommodate the Trusts' proposal to change the Fund's investment policies and objectives would, the Board believes, subject the Fund and its stockholders to taxation and other unnecessary costs, which could be substantial.

           o The fact that the Offer is for less than the net asset value of the Fund and was made without any premium based on the market price on the day before the Offer was commenced.

           o The fact that the market for the Fund's Common Stock may become substantially less liquid if the Trusts own 50% of the Common Stock.

           o The belief that, based on the foregoing, the Offer is coercive because it is not for all the outstanding shares of Common Stock, but instead is only for a controlling block. Such partial tender offers for control are coercive because they create an economic incentive to tender so that a stockholder will not be left as a minority stockholder in a controlled company holding an investment that may be worth less than before the consummation of the offer. The Offer, if over-subscribed and successful, would leave all stockholders at least partially invested in the Fund, which could then have all of the detrimental characteristics described above. The Offer allows the Trusts to obtain control of the Fund without allowing stockholders that desire to dispose of their entire investment in the Fund the ability to sell their entire investment.

           o The belief that the Offer is also coercive because stockholders who do not tender in the Offer are threatened with a radical change in the Fund's investment policies and objectives and with potentially substantially increased fees and unplanned capital gains.

           o The fact that owning 50% of the outstanding Common Stock will allow the Trusts to control the Fund in a matter of time. As the controlling stockholders, the Trusts could take action without the consent of any minority stockholder that the minority stockholders might view as against their interests. For example, the Trusts could cause the Fund to undertake a rights offering in which any stockholder that did not participate by purchasing additional shares in such offering would suffer economic dilution as a result. While the Offer does not propose such action for the Fund if the Trusts were to gain control, the Board believes that the past actions of the Trusts suggest that a rights offering is a real possibility. For instance, in 2003, Boulder Total Return Fund (formerly Flaherty & Crumrine Preferred Income Management Fund before being taken over by Mr. Horejsi in 1999) made a one-for-three rights offering aimed at expanding the assets under Horejsi's management. For shareholders who did not participate in that rights offering, there was a significant dilution of their holdings and one month following the announcement, when the fund completed the offering, the fund's trading discount had widened to 22.6% to its net asset value.

           o The fact that the Fund has entered into an agreement to hedge its interest rate exposure, which agreement may be terminated in the event of certain change in control events, including the actions proposed by the Trusts if their Offer is successful. If the agreement terminates, the Fund would lose the benefit of the interest rate hedge and could be responsible for substantial termination costs.

           CONSIDERATIONS OF THE BOARD

           The foregoing discussion of the information and factors considered by the Board and the Special Committee is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board and the Special Committee in reaching their respective conclusions and recommendations. The members of the Board and the Special Committee evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Fund and based upon the advice of the Legal Advisors. In light of the number and variety of factors that the Board and the Special Committee considered, the members of the Board and the Special Committee did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board and Special Committee was made after considering the totality of the information and factors involved. In addition, individual members of the Board or the Special Committee may have given different weight to different factors.

           RECOMMENDATION OF THE BOARD

           In light of the factors described above, the Board and the Special Committee each has separately determined that the Offer is not in the best interests of the Fund stockholders. THEREFORE, THE BOARD, BY THE UNANIMOUS VOTE OF THOSE PRESENT, RECOMMENDS THAT THE STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES TO THE TRUSTS FOR PURCHASE PURSUANT TO THE OFFER.

      (c)  INTENT TO TENDER

      To the best knowledge of the Fund, none of the Fund's executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock, if any, held of record or beneficially by such person for purchase pursuant to the Offer.

ITEM 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      The Fund has engaged Georgeson Shareholder Communications Inc. ("GEORGESON") to assist it in connection with the Fund's communications with its stockholders with respect to the Offer. The Fund has agreed to pay customary compensation to Georgeson for such services. In addition, the Fund has agreed to reimburse Georgeson for its reasonable out-of-pocket expenses and to indemnify them and certain related persons against certain liabilities relating to or arising out of the engagement.

      Except as set forth above, neither the Fund nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Fund on its behalf with respect to the Offer.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Except as described in ITEM 7(a), during the past 60 days, no transactions with respect to the Common Stock have been effected by the Fund or, to the Fund's best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) Except as disclosed herein, the Fund has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Fund's securities by the Fund, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Fund or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Fund or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund. However, the Fund reserves the right to develop and evaluate alternatives to the Offer. Accordingly, the Fund may undertake or engage in negotiations and actions which relate to the foregoing. There can be no assurance that the foregoing will result in a transaction being recommended, or if recommended, will be authorized or consummated. Disclosure of the parties to, or terms of, any proposed transactions might jeopardize the initiation or continuation of such negotiations, if any. Accordingly, the Fund will not disclose the possible terms of any such proposal or transactions unless and until an agreement relating thereto has been reached.

           STOCK PURCHASE AGREEMENT

           As discussed in ITEM 4(b) above, the Fund entered into the Stock Purchase Agreement with NB LLC pursuant to which 139,535 shares of Common Stock were issued in a private placement to NB LLC for $21.50 per share and for the aggregate consideration of $3,000,002.50. Pursuant to the Stock Purchase Agreement, NB LLC has the right to demand registration for resale of this Common Stock upon customary terms.

           This summary description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed as an EXHIBIT (a)(4) hereto, and incorporated herein by reference.

           SELF TENDER OFFER

           As discussed in Item 4(b) above, at its meeting of September 23, 2004, the Board, upon the recommendation of the Special Committee, determined to promptly commence a self tender offer for 943,704 shares of Common Stock at a price of $20.00 per share. Because the Board believes the Offer to be coercive in nature, the Board has determined that the Fund will commence as soon as possible a tender offer for up to 20% of the outstanding shares of Common Stock. The Fund's self tender offer is designed to provide liquidity to the Fund's stockholders, if required, without requiring them to tender into the coercive Offer.

           The Board will recommend that stockholders not tender into the Fund's self tender offer or the Offer. HOWEVER, IF A STOCKHOLDER IS INCLINED TO TENDER INTO ANY OFFER, THE BOARD URGES STOCKHOLDERS TO TENDER ONLY INTO THE FUND'S SELF TENDER OFFER. The self tender offer will be at a price less than the net asset value per share of the Common Stock and stockholders who do not tender will receive the benefit of the increase in net asset value per share after giving effect to the self tender offer. The Board determined the size of the self tender based upon its belief that most stockholders will not tender their shares and its determination that the size of this self tender offer will not adversely impact the Fund's capital structure (including the outstanding shares of preferred stock).

           The Fund's offer will be made only by way of an offer to purchase and related letter of transmittal and any amendments or supplements. More detailed information pertaining to the Fund's offer will be set forth in appropriate filings to be made with the SEC, if and when made. Stockholders are urged to read any relevant documents that may be filed with the SEC because they will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about the Fund, without charge, at the SEC's internet site (http://www.sec.gov). Copies of any filings containing information about the Fund can also be obtained, without charge, by directing a request to Neuberger Berman Real Estate Income Fund Inc., 605 Third Avenue, New York, NY 10158-0180, (877) 628-2583.

      (b) Except as disclosed herein, there is no transaction, Board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in
ITEM 7(a) immediately above.

           ELECTION TO BE SUBJECT TO THE CONTROL SHARE ACT AND THE BUSINESS COMBINATION ACT

           As discussed in ITEM 4(b) above, at its meeting of September 23, 2004, the Board, upon the recommendation of the Special Committee, elected the Fund to be subject to the Control Share Act as well as the Business Combination Act immediately following the issuance of the shares pursuant to the Stock Purchase Agreement.

           In general, the Control Share Act provides that "control shares" of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by stockholders at a special meeting by a vote of two-thirds of the votes entitled to be cast on the matter (excluding shares owned by the acquiror and by officers or by directors who are employees of the corporation). "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within certain statutorily-defined ranges (one-tenth but less than one-third, one-third but less than a majority, and more than a majority of the voting power).

           In general, the Business Combination Act prohibits an interested stockholder (a stockholder that holds 10% or more of the voting power of the outstanding stock of the corporation) of a Maryland corporation from engaging in a business combination (generally defined to include a merger, consolidation, share exchange, sale of a substantial amount of assets, a transfer of the corporation's securities and similar transactions to or with the interested stockholder or an entity affiliated with the interested stockholder) with the corporation for a period of five years after the most recent date on which the interested stockholder became an interested stockholder.

           Based on publicly available information, immediately following the issuance of the shares pursuant to the Stock Purchase Agreement, no person owned any "control shares" under the Control Share Act or was an "interested person" under the Business Combination Act.

ITEM 8.    ADDITIONAL INFORMATION.

        The information contained in all of the Exhibits referred to in ITEM 9 below is incorporated herein by reference in its entirety.

        ADOPTION OF THE RIGHTS AGREEMENT

      On September 23, 2004, the Board adopted a resolution declaring a dividend of one right (a "RIGHT") for each outstanding share of Common Stock. The dividend is payable on October 7, 2004 (the "RECORD DATE") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Fund three shares of Common Stock at a price equal to the par value of such shares (the "PURCHASE PRICE"). The description and terms of the Rights are set forth in a Rights Agreement.

      Until 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 11% or more of the outstanding shares of Common Stock (an "ACQUIRING PERSON") (such date being called the "DISTRIBUTION DATE"), the Rights will be evidenced, with respect to any of the Common Stock outstanding as of the Record Date, by such Common Stock with a copy of this Summary of Rights deemed attached thereto.

      The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock issued after the Record Date upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("RIGHT CERTIFICATES") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on January 21, 2005 (the "FINAL EXPIRATION DATE"), unless the Rights are earlier redeemed or exchanged by the Fund, in each case, as described below.

      The number of outstanding Rights and the number of shares of Common Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

      Common Stock purchasable upon exercise of the Rights will not be redeemable.

      In the event that any person or group of affiliated or associated persons becomes an Acquiring Person at any time after September 23, 2004, the Rights Agreement provides that proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person in excess of the Rights associated with 11% of the Common Stock outstanding on or prior to the Distribution Date or in excess of the 11% of the Rights outstanding after the Distribution Date (which will thereafter be void), will thereafter have the right to receive (subject to adjustment) upon exercise three shares of Common Stock. At any time after any person or group becomes an Acquiring Person, the Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of three shares of Common Stock per Right (subject to adjustment).

      The Rights Agreement provides that none of the Fund's directors or officers shall be deemed to beneficially own any shares of Common Stock owned by any other director or officer by virtue of such persons acting in their capacities as such, including in connection with the formulation and publication of the Board's recommendation of its position, and actions taken in furtherance thereof, with respect to an acquisition proposal relating to the Fund or a tender or exchange offer for the shares of Common Stock.

      In the event that the Fund is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, three shares of common stock of the acquiring company.

      No fractional shares of Common Stock will be issued.

      At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 11% or more of the outstanding Common Stock, the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "REDEMPTION PRICE"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board in its sole discretion may establish.

      The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, including an amendment to (a) reduce the Redemption Price or (b) increase the Purchase Price, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Fund, including, without limitation, the right to vote or to receive dividends.

      This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit (a)(5) hereto and incorporated herein by reference.

      COMMENCEMENT OF LITIGATION AGAINST THE TRUSTS

      On September 23, 2004, the Fund commenced a lawsuit against the Trusts in the United States Federal Court for the District of Maryland. The complaint, which is filed as Exhibit (a)(6) hereto and incorporated herein by reference, alleges, among other things, that the Offer (including the Offer to Purchase) contains false and misleading statements in violation of the United States tender offer rules.


ITEM 9.    EXHIBITS.

    EXHIBIT NO.                           DOCUMENT
--------------------------------------------------------------------------------
      (a)(1)         Press Release issued by the Fund on September 23, 2004
      (a)(2) Letter dated September 14, 2004 from counsel for the Independent Fund Directors to Mr. Horejsi
      (a)(3)         Letter dated September 16, 2004 from the Trusts to the Fund
      (a)(4) Common Stock Purchase Agreement between the Fund and NB LLC dated September 23, 2004
      (a)(5) Rights Agreement between the Fund and the Rights Agent dated September 23, 2004
      (a)(6)         Copy of Complaint filed September 23, 2004
      (a)(7) Letter dated September 23, 2004 from the Board of Directors of the Fund to Common Stockholders
      (e)(1) Excerpts from the Fund's Definitive Proxy Statement dated January 12, 2004 relating to the 2004 Annual Meeting of Stockholders
      (e)(2) Management Agreement between the Fund and NB Management dated November 3, 2003
      (e)(3) Administration Agreement between the Fund and NB Management dated November 3, 2003
      (e)(4) Sub-Advisory Agreement between the Fund and NB LLC dated November 3, 2003
      (e)(5) Fee Waiver Agreement between the Fund and NB Management dated November 25, 2002 (Incorporated by reference to the Fund's Registration Statement, File Nos. 333-102218 and 811-21200, filed on January 29, 2003)

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.


                             By:/s/ Peter E. Sundman
                                    ------------------------------
                             Name:   Peter E. Sundman
                             Title:  Chairman of the Board

--------------------------------------------------------------------------------

       If you have any questions or need assistance in this matter, please contact our Information Agent:

                           Georgeson (GS) Shareholder

                    Georgeson Shareholder Communications Inc.
                           17 State Street, 10th Floor
                               New York, NY 10004

              Banks and Brokerage Firms please call: (212) 440-9800
                     All Others Call Toll-Free: 877-255-0133

--------------------------------------------------------------------------------

                                  EXHIBIT INDEX


    EXHIBIT NO.                                        DOCUMENT
--------------------------------------------------------------------------------
     (a)(1)          Press Release issued by the Fund on September 23, 2004
     (a)(2) Letter dated September 14, 2004 from counsel for the Independent Fund Directors to Mr. Horejsi
     (a)(3)          Letter dated September 16, 2004 from the Trusts to the Fund
     (a)(4) Common Stock Purchase Agreement between the Fund and NB LLC dated September 23, 2004
     (a)(5) Rights Agreement between the Fund and the Rights Agent dated September 23, 2004
     (a)(6)          Copy of Complaint filed September 23, 2004
     (a)(7) Letter dated September 23, 2004 from the Board of Directors of the Fund to Common Stockholders
     (e)(1) Excerpts from the Fund's Definitive Proxy Statement dated January 12, 2004 relating to the 2004 Annual Meeting of Stockholders
     (e)(2) Management Agreement between the Fund and NB Management dated November 3, 2003
     (e)(3) Administration Agreement between the Fund and NB Management dated November 3, 2003
     (e)(4) Sub-Advisory Agreement between the NB LLC and NB Management dated November 3, 2003
     (e)(5) Fee Waiver Agreement between the Fund and NB Management dated November 25, 2002 (Incorporated by reference to the Fund's Registration Statement, File Nos. 333-102218 and 811-21200, filed on January 29, 2003)